EXHIBIT 18

April 22, 2002

To the Board of Control of Crown Pacific Management, L.P.

121 S.W. Morrison Street Suite 1500

Portland, Oregon 97204

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2001 and issued our report thereon dated January 22, 2002, except for footnote 13 which is as of April 22, 2002.  Note 13 to the financial statements describes a change in accounting principle from determining the cost of logs and lumber inventory of the Manufacturing segment from the last-in, first-out method to the average cost method.  It should be understood that the preferability of one acceptable method of accounting over another for inventories has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable.  Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Partnership’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

Very truly yours,

PricewaterhouseCoopers LLP

Portland, Oregon